

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 1, 2017

Theodoros Kerasidis
Chief Executive Officer
Homie Recipes, Inc.
Nikolaou Basiliadi 13 Greece,
Pella Giannitsa 581000
Greece

> **Re: Homie Recipes, Inc.**
> **Current Report on Form 8-K**
> **Filed August 17, 2017**
> **File No. 333-183310**

Dear Mr. Kerasidis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   In your disclosure you describe a reverse acquisition between Homie Recipes, Inc., a shell company, and Stevva Ltd. We note that, pursuant to Item 2.01(f) of Form 8-K, you have included Form 10 information regarding the registrant, but you have not included any financial statements. Please revise to provide financial statements as required under Item 9.01(c) of Form 8-K.

2.   We note that on page 4 you describe Stevva Ltd. as "a newly formed business venture with no historical operations." It would therefore appear that Stevva, like Homie Recipes, was a shell company at the time of the merger, and that the post-merger entity is still a shell. Please revise to delete your Item 5.06 disclosure disclosing a change in shell status, or tell us in your response why you believe the reverse acquisition transaction has effected a change in the company's shell status.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications